OPENSEED LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Openseed I, a series of Wefunder SPV, LLC (the "**SPV**") hereby subscribes to invest in the Seed Preferred Membership Units ("**Seed Preferred Membership Units**") of Openseed LLC, a Florida limited liability company (the "**Company**"), on the terms and conditions set forth below in this Subscription Agreement (this "**Agreement**").

1. Background. The SPV understands that the Company, is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding Rules ("**Crowdfunding Rules**") promulgated thereunder. The Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission (the "**SEC**") and is being made available on the Portal's website, as the same may be amended from time to time (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non- accredited investors (each an "**Investor**" and collectively, the "**Investors**") up to 15,333 Seed Preferred Membership Units, at a price of $60.00 for each Seed Preferred Membership Unit (the **"Purchase Price"**), at a $6,000,000 pre-money valuation. The maximum amount to be raised in the Offering is up to $919,980 (the "**Maximum Offering Amount**"). The Offering will occur after the Company has raised at least $150,000 pursuant to a separate offering through Openseed I EB, a series of WeFunder SPV, LLC (the "**First Offering**"). The maximum amount to be raised by the Company in the Offering and the First Offering is $1,069,980. All Seed Preferred Membership Units that are issued by the Company to the Investors pursuant to the Offering will be issued directly to the SPV and each Investor will receive an ownership interest in the SPV that is proportionate to the Seed Preferred Membership Units subscribed to by such Investor. As such, the Investors shall be bound by the terms and conditions of the Subscription Agreements that will be entered into by and between the SPV and each Investor (collectively, the "**SPV Investor Agreements**"). The Company is offering the Seed Preferred Membership Units to Investors through a crowdfunding portal that is managed by an affiliate of the SPV (the "**Portal**"). The Portal is registered with the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.5% of gross monies raised in the Offering.

2. Subscription.

(a) Terms. Subject to the terms of this Agreement and the Form C and related

Offering Statement, each Investor shall subscribe to purchase the number of Seed Preferred Units up to Maximum Offering Amount as indicated on the Portal. All Seed Preferred Membership Units that are purchased by the Investors pursuant to the Offering will be issued directly to the SPV and each Investor will receive an ownership interest in the SPV that is proportionate to the Seed Preferred Membership Units subscribed to by such Investor.

(b) Closing. The closing of the sale and purchase of the Seed Preferred Membership Units pursuant to this Agreement (the "**Closing**") must take place through the Portal before the Offering campaign deadline as specified in the Offering Statement ("**Offering Deadline**"). The Closing is conditioned upon satisfaction of all of the following conditions:

(i) prior to the Offering Deadline, the Company shall have received at least $50,000 into the escrow account established with the Portal and the escrow agent in cleared funds from the Investors; and

(ii) the representations and warranties of the Company contained in Section 8 of this Agreement and the representations and warranties of the SPV contained in Section 4 of this Agreement shall be true and correct as of the Closing.

(c) Distributions. After the Closing, the Company shall make distributions to the SPV in accordance with the terms of the Operating Agreement (defined below) and the SPV shall transfer such distributions to the Investors.

(d) Acceptance. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this Agreement, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the SPV. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Seed Preferred Membership Units to any Investor who is a resident of a jurisdiction in which the issuance of Seed Preferred Membership Units to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "**State Securities Laws**").

3. Termination of the Offering; Other Offerings. The SPV understands that the Company may terminate the Offering at any time. The SPV further understands that during and following termination of the Offering, the Company may undertake offerings of other membership units, which may or may not be on terms more favorable than the terms of the Offering.

4. Representations. The SPV represents and warrants to the Company as follows:

(a) The SPV understands and accepts that an investment in the Seed Preferred Membership Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement.

(b) The SPV acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the SPV by the Company or any other person that a

percentage of profit and/or amount or type of gain or other consideration will be realized because of the investment in the Seed Preferred Membership Units.

(c) The SPV has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the SPV has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to invest in Seed Preferred Membership Units.

(d) The SPV confirms that the SPV is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to invest in the Seed Preferred Membership Units. It is understood that information and explanations related to the terms and conditions of the Seed Preferred Membership Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to invest in the Seed Preferred Membership Units, and that neither the Company, the Portal, nor any of their respective affiliates is acting or has acted as an advisor to the SPV in deciding to invest in the Seed Preferred Membership Units. The SPV acknowledges that neither the Company, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the Seed Preferred Membership Units for purposes of determining the SPV's authority or suitability to invest in the Seed Preferred Membership Units.

(e) The SPV is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The SPV has had access to such information concerning the Company and the Seed Preferred Membership Units as the SPV deems necessary to enable the SPV to make an informed investment decision concerning the investment in the Seed Preferred Membership Units.

(f) The SPV acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Seed Preferred Membership Units, without interest thereon, to the SPV.

(g) The SPV understands that no federal or state agency has passed upon the merits or risks of an investment in the Seed Preferred Units or made any finding or determination concerning the fairness or advisability of an investment in the Seed Preferred Membership Units.

(h) The SPV confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Seed Preferred Membership Units or (ii) made any representation to the SPV regarding the legality of an investment in the Seed Preferred Membership Units under applicable legal investment or similar laws or regulations. In deciding to invest in the Seed Preferred Membership Units, the SPV is not relying on the advice or recommendations of the Company and the SPV has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Seed Preferred Membership Units is suitable and appropriate for the SPV.

(i) The SPV has such knowledge, skill and experience in business, financial and investment matters that the SPV is capable of evaluating the merits and risks of an investment in the Seed Preferred Membership Units. With the assistance of the SPV's own professional advisors, to the extent that the SPV has deemed appropriate, the SPV has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Seed Preferred Membership Units and the consequences of this Agreement. The SPV has considered the suitability of the Seed Preferred Membership Units as an investment in light of its own circumstances and financial condition and the SPV is able to bear the risks associated with an investment in the Seed Preferred Membership Units and its authority to invest in the Seed Preferred Membership Units.

(j) The SPV is acquiring the Seed Preferred Membership Units solely for the SPV's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Seed Preferred Membership Units. The SPV understands that the Seed Preferred Membership Units have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the SPV and of the other representations made by the SPV in this Agreement. The SPV understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the SPV to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(k) The SPV understands that the Seed Preferred Membership Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the SPV may dispose of the Seed Preferred Membership Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of the Crowdfunding Rules, after which certain state restrictions may apply. The SPV understands that the Company has no obligation or intention to register any of the Seed Preferred Membership Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Seed Preferred Membership Units become freely transferable, a secondary market in the Seed Preferred Membership Units may not develop. Consequently, the SPV understands that the SPV must bear the economic risks of the investment in the Seed Preferred Membership Units for an indefinite period of time.

(l) The SPV agrees that the SPV will not sell, assign, pledge, give, transfer or otherwise dispose of the Seed Preferred Membership Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of the Crowdfunding Rules.

(m) The SPV agrees that the SPV is restricted by the Company's Amended and Restated Operating Agreement ("**Operating Agreement**") which further restricts the undersigns ability to sell, assign, pledge, give, transfer or otherwise dispose of the Seed Preferred Membership Units or any interest therein or make any offer or attempt to do so.

(n) If the SPV is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the SPV hereby represents and warrants to

the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Seed Preferred Membership or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the investment in the Seed Preferred Membership Units, (ii) any foreign exchange restrictions applicable to such investment, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Seed Preferred Membership Units. The SPV's subscription and payment for and continued beneficial ownership of the Seed Preferred Membership Units will not violate any applicable securities or other laws of the SPV's jurisdiction.

5. HIGH RISK INVESTMENT. **THE SPV UNDERSTANDS THAT AN INVESTMENT IN THE SEED PREFERRED MEMBERSHIP UNITS INVOLVES A HIGH DEGREE OF RISK**. The SPV acknowledges that (a) any projections, forecasts or estimates as may have been provided to the SPV are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service, audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the SPV has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

6. Company Representations. The SPV understands that upon issuance of to the SPV of any Seed Preferred Membership Units, the Company will be deemed to have made following representations and warranties to the SPV as of the date of such issuance:

(a) Corporate Power. The Company has been duly formed as limited liability company under the laws of the State of Florida and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Seed Preferred Membership Units to the SPV pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Seed Preferred Membership Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Operating Agreement, or under applicable state and federal securities laws and liens or encumbrances.

(d) No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Seed Preferred Membership Units will not result in

any violation of, or conflict with, or constitute a default under, the Operating Agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

7. Indemnification. The SPV agrees to indemnify, defend and hold harmless the Company and its directors, officers, and agents (including legal counsel) (each an "**Indemnified Party**") from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that an Indemnified Party may incur by reason of the SPV's failure or alleged failure to fulfill any of the terms and conditions of this Agreement or by reason of the SPV's breach of any of the SPV's representations and warranties contained herein.

8. Remedies. Each Indemnifying Party acknowledges that the Indemnified Parties would be irreparably damaged in the event of a breach or threatened breach by an Indemnifying Party of any of its obligations under Section 7 of this Agreement and hereby agrees that in the event of a breach or a threatened breach by an Indemnifying Party of any such obligations, in addition to any and all other rights and remedies that may be available to the Indemnified Parties under law, shall be entitled to specific performance and other equitable relief, including temporary and permanent injunctive relief, without the necessity of showing actual monetary damages or pleading or proving irreparable harm or lack of an adequate remedy at law and without having to post a bond or other security. In the event that any Indemnified Party files a suit to enforce the covenants contained in this Agreement (or obtain any other remedy in respect of any breach thereof), the prevailing party in the suit shall be entitled to receive in addition to all other damages to which it may be entitled, the costs incurred by such party conducting the suit, including reasonable attorney's fees and expenses.

9. Survival. All representations, warranties, covenants and agreements of the SPV contained in this Agreement and the SPV Subscription Agreement, and the indemnification contained in Section 7, shall survive the acceptance of the Subscription and all terms and conditions of this Agreement shall also bind the SPV's successors, heirs and assigns

10. Further Assurances.

(a) SPV agrees to execute and deliver such documents, make such filings and do all such things as are, in the judgment of the Company, (i) reasonably required in order to effectuate the terms and purposes of this Agreement, the SPV Subscription Agreement, and the Operating Agreement and (ii) required by, and to comply with the provisions of the 1933 Act, any other applicable securities legislation and any orders, policies, rules or regulations of the SEC and any other relevant regulatory authorities concerning the issuance by the Company and the investment and holding by the SPV of the Seed Preferred Membership Units.

(b) the SPV agrees to execute and deliver the Joinder Agreement to the Operating Agreement in the form attached hereto as Exhibit A.

11. Notices. Any notice, demand, consent, election, offer, approval, request or other communication which may be or is required to be given or made by the SPV to the Company under this Agreement must be in writing and shall be deemed to have been given upon receipt or refusal to accept delivery if hand-delivered, sent by reputable overnight delivery service, certified mail, return receipt requested and postage prepaid, or upon confirmed receipt by email of a PDF or similar electronic format (provided if such confirmed receipt is after 5:00 p.m. EST, delivery shall be deemed to occur the next business day) at OPENSEED LLC, 1951 NW 7th Ave. #600, Miami, Florida 33136, Attn: Jonathan Marcoschamer, Manager, Email: jonathan@openseed.co,or at such other addresses as specified by written notice delivered in accordance herewith.

Any notice required or permitted to be given by the Company to the SPV will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the Company's Wefunder account, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the SPV to be notified at the SPV's address listed on the Company's Wefunder account, as subsequently modified by written notice.

12. Governing Law. This Agreement, any claim, action, or dispute arising out of or in connection with this Agreement, and the interpretation of this Agreement, shall be governed by the laws of the State of Delaware without giving effect to any choice of conflict of law provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

13. Submission to Jurisdiction. The parties hereto hereby agree that any proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought exclusively in the federal or state courts sitting in the State of Florida, Miami-Dade Beach County, and any appellate court thereof. Each of the parties hereto hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such proceeding that is brought in any such court has been brought in an inconvenient forum.

14. Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

15. Severability. If any provisions of this Agreement shall be found invalid or unenforceable, in whole or in part, by a court of competent jurisdiction or an arbitration tribunal, such provision shall be limited to the minimum extent necessary to render the same valid and enforceable, or shall be excised from this Agreement, as circumstances may require, and this Agreement shall be construed as if the provision had been incorporated herein as so limited, or as if the provision had not been included herein, as the case may be, and enforced to the maximum

extent permitted by law.

16. Binding Effect; Assignment. This Agreement shall inure to the benefit of and be binding upon the respective heirs, estate, legal representatives, successors and permitted assigns of the parties hereto. This Agreement shall not be assigned by a party hereto without the consent of the other party hereto.

17. Independent Covenants. The covenants set forth in this Agreement shall be construed as agreements independent of any other provision in this Agreement or any other agreement by, between, among, or affecting the Parties, and the existence of any claim or cause of action of either Party, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement of this Agreement by the other Party.

18. Captions; Gender. The captions used in this Agreement are for convenience of reference only and shall not be used in interpreting this Agreement. Whenever the context so requires, the neuter shall include the feminine and masculine, and the singular shall include the plural, and conversely.

19. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20. Interpretation; Headings. As used herein, the terms "include," "including" and the like are not intended as terms of limitation and, therefore, are deemed followed by "without limitation". This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement. The Exhibit referred to herein is an integral part of this Agreement to the same extent as if it were set forth verbatim herein.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Openseed LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

JOINDER AGREEMENT

Reference is hereby made to the Amended and Restated Operating Agreement of OPENSEED LLC, dated as of [EFFECTIVE DATE], (as amended from time to time, the "**Operating Agreement**"), by and among OPENSEED LLC, a Florida limited liability company (the "**Company**") and the undersigned Member. The undersigned hereby agrees that upon the execution of this Operating Agreement, he/she/it shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Operating Agreement as though an original party thereto and shall be deemed to be a Member of the Company for all purposes thereof.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Operating Agreement.

IN WITNESS WHEREOF, the party hereto has executed this Joinder Agreement as of ___ [EFFECTIVE DATE].

OPENSEED I, A SERIES OF WEFUNDER SPV, LLC, a Delaware series limited liability company

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]